March 17, 2017

TSX: SAM

Starcore Reports Q3 2017 Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) has filed the results for the quarter ended January 31, 2017 for the Company and its mining operations (Bernal) and purchased concentrate operations (Altiplano). The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Financial Highlights for quarter ended January 31, 2017:

•	Cash and short-term investments on hand is $4.7 million at January 31, 2017 compared to $10 million at April 30, 2016;
•	Altiplano purchased concentrate operations became operational at November 1, 2016, having been removed from the pre-operational phase. This is the first full quarter that the Altiplano plant is reported in operations;
•	Gold and silver sales of $6.2 million for the three months ended January 31, 2017 compared to $7.0 million for the three months ended January 31, 2016, which includes $756 from purchased concentrate processing, a decrease of 11%,
•	Loss from operations of $0.5 million for the three months ended January 31, 2017 compared to earnings of $0.7 million for the three months ended January 31, 2016;
•	EBITDA(1) of $3,123 for the nine months ended January 31, 2017 compared to $4,499 for the nine months ended January 31, 2016.

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and nine months ended January 31, 2017 and 2016:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended January 31,		Nine Months ended January 31,
	2017	2016	2017	2016
Revenues	$ 6,164	$ 6,954	$ 20,413	$ 21,024
Cost of Sales	(6,659)	(6,284)	(18,491)	(19,611)
Earnings from mining operations	(495)	670	1,922	1,413
Administrative expenses	(1,246)	(670)	(3,333)	(2,152)
Income tax recovery	195	240	538	1,445
Net income	$ (1,546)	$ 240	$ (873)	$ 706
(i) Income per share – basic	(0.03)	0.00	$ (0.02)	$ 0.02
(ii) Income per share – diluted	(0.03)	0.00	$ (0.02)	$ 0.02

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Reconciliation of Net income to EBITDA(1)
For the nine months ending January 31,	2017	2016
Net Income	$ (873)	$ 706
Income tax recovery	(538)	(1,445)
Interest	442	252
Depreciation and depletion	4,092	4,953
EBITDA	$ 3,123	$ 4,466
EBITDA MARGIN(2)	15.3%	21.2%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for quarter ending January 31, 2017:

•	Equivalent gold production from mine operations of 11,794 ounces in period ended January 31, 2017 compared to production of 13,215 ounces in period ended January 31, 2016, a decrease of 11%;
•	Altiplano production of 65 ounces of gold and 20,470 ounces of silver in its first quarter of operations;
•	Mine operating cash cost is US$924/EqOz for the period ended January 31, 2017 compared to cost of US$846/EqOz for the period ended January 31, 2016;
•	All-in sustaining costs of US$1,171/EqOz for the period ended January 31, 2017 compared to costs of US$930/EqOz for the period ended January 31, 2016;

The following table is a summary of mine production statistics for the San Martin mine for the three and nine month periods ended January 31, 2017 and for the previous nine month period ended April 30, 2016:

Actual Results for	Unit of measure	3 months ended January 31, 2017	9 months ended January 31, 2017	9 months ended April 30, 2016
Production of Gold in Dore	thousand ounces	3.0	11.1	12.3
Production of Silver in Dore	thousand ounces	15.5	51.9	70.2
Equivalent ounces of Gold	thousand ounces	3.2	11.8	13.2

Silver to Gold equivalency ratio		70.7:1	70.4:1	76.2:1
Gold grade	grams/tonne	1.91	2.02	1.96
Silver grade	grams/tonne	14.7	16.9	18.4
Gold recovery	percent	70.7%	81.3%	84.9%
Silver recovery	percent	47.1%	45.7%	51.7%
Milled	thousands of tonnes	69.7	209.3	229.6
Operating Cost per tonne milled	US dollars/tonne	51	52	49
Operating Cost per Equivalent ounce	US dollars/ounce	1,105	924	846

“We achieved some significant milestones this quarter, largely at the expense of production results and reported earnings.” reported Robert Eadie, President of the Company. “Firstly, we moved the Altiplano Plant into operational status, thereby reporting its earning as part of Company operations, and achieved a modest positive cash flow from very low production thereby providing confidence that this operation will produce good cash flow

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under full capacity. Secondly, we completed the construction of the CIL plant at San Martin allowing us to process the higher grade carbonaceous ore from our mine. While we have experienced overall lower recovery and mine production as a result of issues with the initial start up of this plant, we have fully tested the CIL plant using purchased carbon and have proven that it is fully functional and operating as planned”.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936 Telephone: (416) 640-1936

Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.